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                                                                      Exhibit G

                                 SALES CONTRACT

                                     Between

                                AUGUST VON FINCK
                       -hereinafter referred to as Seller-

                                       And

                          LUITPOLD FERDINAND VON FINCK,
                       -hereinafter referred to as Buyer-


                            SECTION 1 CONTRACT MATTER

(1)      Seller is the owner of 21,000,000 shares of the Homestake Mining
         Company.

         Out of these Seller sells 6,000,000 shares and transfers such shares to Buyer.

                              SECTION 2 SALES PRICE

(1) The sale will go into effect on October 31, 2001. The sales price of the shares amounts to:

                  Number of shares: 6,000,000
                  Price per stock (Base Price): US$ 8.28
                  US $-Rate: 2.1580

         Consequently Sales price is DM 107.209.440,00
         (in words: Deutsch Marks one hundred seven million two hundred nine thousand four hundred and forty)

(2) The Base Price is the closing price reported by the New York Stock Exchange for Homestake on October 30, 2001.

         The price per share is increased in accordance with the following sentence, provided the Base Price is lower than the value of the per share consideration to be paid by Barrick Gold Corporation ("ABX") within the framework of the pending takeover of Homestake per the agreement and plan of merger of June 24, 2001 ("Merger Agreement"). If the Base Price is lower than the product (hereinafter referred to as "Merger Price") of (x) the exchange ratio defined in the Merger Agreement as the conversion number and (y) the closing price at the New York Stock Exchange for the ABX common shares as reported for the end of the
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                                      -2-


         trading day immediately prior to the effective time of the merger as defined in the Merger Agreement, then the price per share is to be the Merger Price.

(3)      The sales price is due on November 2, 2001.

                       SECTION 3 ENTITLEMENT TO DIVIDENDS

Buyer is entitled to any dividends paid out as of today's date on the sold shares.

                               SECTION 4 WARRANTY

Seller guarantees that the shares are not encumbered by rights of third parties. Further warranties by Seller are excluded.

                         SECTION 5 EXECUTION PROVISIONS

(1) Seller and Buyer hereby agree that the property of the sold shares, their profit- and renewal coupons are transferred on to the buyer.

(2) Seller hereby transfers to Buyer all his claims against the Bayerische Landesbank, Munich, for return of the sold shares, their profit- and renewal coupons to Buyer. Buyer accepts the transfer.

(3) The shares are to be credited to Buyer's account No. 0000 5004864200 at the Bayerische Landesbank, Munich.


Munich, November 06, 2001


/s/ August von Finck
----------------------------------
August von Finck


/s/ Ernst Knut Stahl
/s/ Rainer Nocon
-----------------------------------
Luitpold Ferdinand von Finck